Will H. Cai

+852 3758 1210

wcai@cooley.com

May 8, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. Gus Rodriguez Mr. Mark Wojciechowski Mr. Michael Purcell Ms. Karina Dorin

Re:	PS International Group Ltd. Amendment No. 1 to Draft Registration Statement on Form F-4 Submitted March 19, 2024 CIK No. 0001997201

Ladies and Gentlemen:

On behalf of our client, PS International Group Ltd. (the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated April 2, 2024, relating to the Amendment No. 1 to Draft Registration Statement on Form F-4 (the “DRS/A”). In response to the Comments, the Company has revised the DRS/A and is submitting a revised version of the DRS/A (the “Revised DRS/A”) via EDGAR with this response letter. Page references in this response letter correspond to the page numbers of the Revised DRS/A. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised DRS/A.

The HKSAR as a Different Jurisdiction from Mainland China and Laws in Force in the HKSAR

Before addressing the Comments in detail, the Company respectively advises the Staff that (i) the Hong Kong Special Administrative Region of the PRC (the “HKSAR”) and Mainland China are different jurisdictions, and (ii) PRC laws and regulations in general are not applicable or enforceable in the HKSAR.

The legal system of HKSAR is based on the rule of law and the independence of the judiciary. Under the principle of “one country, two systems,” the HKSAR legal system, which is different from that of Mainland China, is based on the common law, supplemented by statutes. The constitutional framework for the HKSAR legal system is provided by the Basic Law of the HKSAR (the “Basic Law”) enacted by the National People’s Congress of the PRC in accordance with Article 31 of the Constitution of the PRC.

May 8, 2024

Under Article 18 of the Basic Law, the laws in force in the HKSAR include (i) the Basic Law, (ii) the laws, including but not limited to the common law and the rules of equity, in force before July 1, 1997, except for any that contravenes the Basic Law or amended by the legislature of the HKSAR, (iii) laws enacted by the legislature of the HKSAR, and (iv) national laws of the PRC listed in Annex III to the Basic Law as amended from time to time as applied to the HKSAR (“Annex III”)1. Consequently, national laws of the PRC not listed in Annex III, such as the Trial Measures, the Cybersecurity Review Measures, the Securities Law of the PRC (the “Securities Law”), and the Foreign Investment Law of the PRC (the “Foreign Investment Law”), are not applicable or enforceable in the HKSAR.

In addition, certain PRC rules and regulations expressly provide that their applications are limited to PRC domestic companies or otherwise limit their scope of application to be within the territory of the PRC. Pursuant to Article 89 of the Exit-Entry Administration Law of the PRC, travelling from Mainland China to the HKSAR would constitute exiting the territory of the PRC. As a result, for the purpose of interpreting relevant laws of the PRC, terms such as “within the territory of the PRC” and “domestic” should be interpreted to include Mainland China, but not the HKSAR.

For example, as disclosed on pages 35 and 60 of the Revised DRS/A, the Trial Measures regulate direct and indirect overseas securities offering and listing activities by a “PRC domestic company,” which is defined as (i) a joint-stock company incorporated “within the territory of the PRC,” in the context of a direct overseas offering and listing, or (ii) a company whose major business operations are located “within the territory of the PRC” and satisfying other necessary requirements, in the context of an indirect overseas offering and listing.

Similarly, Article 2 of the Securities Law also explicitly notes that, with limited exceptions, the Securities Law shall apply to the offerings of and trade in stocks, corporate bonds, depositary receipts, and other securities recognized in accordance with the law by the State Council “within the territory of the PRC.”

Besides, Article 2 of the Foreign Investment Law also made it clear that foreign investment “in the territory of the PRC” shall be governed by the Foreign Investment Law. In addition, Article 48 of the Regulation for Implementing the Foreign Investment Law of the PRC (the “Implementing Regulation”) explicitly states that the Foreign Investment Law and the Implementing Regulation shall apply, mutatis mutandis, to the investment made in Mainland China by investors from the HKSAR and the Macao Special Administrative Region, except as otherwise provided for by any law or administrative regulation or the provisions issued by the State Council.

Based on the above analysis and as advised by its PRC legal advisor, the Company is of the view that the HKSAR and Mainland China are different jurisdictions and PRC laws and regulations in general are not applicable or enforceable in the HKSAR. Further, given almost all of PSI’s operations are in the HKSAR, PRC laws and regulations such as the Trial Measures and Cybersecurity Review Measures do not apply to PSI or its operations.

The Comments are repeated below in bold and are followed by the Company’s responses.

[1]	As of the date of this response letter, 14 national laws are included in Annex III, namely: (1) Resolution on the Capital, Calendar, National Anthem and National Flag of the PRC, (2) Resolution on the National Day of the PRC, (3) Declaration of the Government of the PRC on the Territorial Sea, (4) Nationality Law of the PRC, (5) Regulations of the PRC Concerning Diplomatic Privileges and Immunities, (6) National Flag Law of the PRC, (7) Regulations Concerning Consular Privileges and Immunities of the PRC, (8) National Emblem Law of the PRC, (9) Territorial Sea and the Contiguous Zone Law of the PRC, (10) Garrisoning the Hong Kong Special Administrative Region Law of the PRC, (11) Exclusive Economic Zone and the Continental Shelf Law of the PRC, (12) Judicial Immunity from Compulsory Measures Concerning the Property of Foreign Central Banks Law of the PRC, (13) the National Anthem Law of the PRC, and (14) Safeguarding National Security in the Hong Kong Special Administrative Region Law of the PRC.

Cooley HK 35th Floor Two Exchange Square 8 Connaught Place Central Hong Kong

T: +852 3758 1200 F:+852 3014 7818 cooley.com

May 8, 2024

Amendment No. 1 to Draft Registration Statement on Form F-4

Cover Page

1.	We note your revised disclosure in response to prior comment 4 and reissue it in part. Please revise to disclose your intentions to distribute earnings or settle amounts. In addition, please expand your disclosure to discuss whether there are any restrictions or limitations under the laws of BVI or Hong Kong on the distribution of earnings. In that regard, we note your risk factor disclosure on page 63.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 36 and 64 of the Revised DRS/A.

Summary of the Proxy Statement/Prospectus

Regulatory Matters, page 35

2.	We note your revised disclosure in response to prior comment 13 states that PSI’s legal advisor, Grandall Law Firm (Beijing), is of the opinion that PSI is not required to obtain any licenses, approvals or prior permission from any PRC governmental authorities. Please file a consent of counsel. In addition, please describe in this section the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

In response to the Staff’s comment, the Company has revised the disclosure on pages 35 and 36 of the DRS/A and filed the consent of Grandall as Exhibit 23.6 to the Revised DRS/A.

Notwithstanding the above, the Company respectfully refers the Staff to “The HKSAR as a Different Jurisdiction from Mainland China and Laws in Force in the HKSAR” above for an analysis on why (i) the HKSAR and Mainland China are different jurisdictions, (ii) PRC laws and regulations in general are not applicable or enforceable in the HKSAR, and (iii) PRC laws and regulations such as the Trial Measures and Cybersecurity Review Measures, where permissions or approvals from PRC governmental authorities may be required in connection with a securities offering and listing, do not apply to PSI or its operations.

Transfer of Cash to and from the Operating Subsidiaries, page 36

3.	We reissue prior comment 14 in part. Describe here any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. In addition, discuss whether there are any restrictions or limitations under the laws of BVI or Hong Kong on the distribution of earnings, including on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page, and pages 36 and 64 of the Revised DRS/A.

Cooley HK 35th Floor Two Exchange Square 8 Connaught Place Central Hong Kong

T: +852 3758 1200 F:+852 3014 7818 cooley.com

May 8, 2024

Summary of Risk Factor

Risks Related to Doing Business in the Jurisdictions in Which PSI’s Operating Subsidiaries Operate, page 37

4.	Please revise to include cross-references to the more detailed discussion of each of these risks in the prospectus.

In response to the Staff’s comment, the Company has revised the disclosure on pages 37 and 38 of the Revised DRS/A.

Our business, financial condition and results of operations, and/or the value of our ordinary shares..., page 58

5.	We note your revised disclosure in response to prior comment 18 states that the Chinese government may exert more control over offerings conducted overseas and/or foreign investment in China based issuers. Please revise here and elsewhere as applicable, including your prospectus cover page, to also acknowledge any risks that the Chinese government may exert more control over foreign investment in Hong Kong.

The Company respectfully advises the Staff that the Chinese government does not currently have direct control over foreign investments in Hong Kong, and the Foreign Investment Law of the PRC is not applicable or enforceable in Hong Kong. Please refer to “The HKSAR as a Different Jurisdiction from Mainland China and Laws in Force in the HKSAR” above for further details.

The Company has revised the disclosure on the cover page and pages 38 and 60 of the Revised DRS/A to reflect the above and address the Staff’s comment.

Risk Factors

The Sponsor, AIB’s directors, officers, advisors, and their affiliates may elect to purchase AIB Public Shares prior to the consummation..., page 71

6.	We note your revised disclosure in response to prior comment 12 states that the proxy statement/prospectus includes a representation that any AIB Ordinary Shares or Public Rights purchased by the Sponsor, AIB’s directors, officers, advisors and their affiliates would not be voted in favor of approving the Business Combination, but we are unable to locate such representation. Please revise or advise. In addition, please reconcile this disclosure with your disclosure on page 31 and elsewhere that pursuant to the Insider Letter Agreement, the AIB Initial Shareholders agreed to vote their Founder Shares, Private Shares and any Public Shares purchased during or after AIB’s IPO in favor of the Business Combination.

In response to the Staff’s comment, the Company has revised the disclosure on pages 21, 22, 31, 71, 72, 99 and 100 of the Revised DRS/A.

Cooley HK 35th Floor Two Exchange Square 8 Connaught Place Central Hong Kong

T: +852 3758 1200 F:+852 3014 7818 cooley.com

May 8, 2024

The Amended Pubco Charter designate specific courts in Cayman Islands and the United States as the exclusive forum for certain litigation, page 93

7.	We note your revised disclosure in response to prior comment 32. Please revise your disclosure to describe the full scope of the provision. In that regard, we note that the Amended and Restated Articles of Incorporation, included as Annex B, provide that if the United States District Court for the Southern District of New York lacks subject matter jurisdiction, the state courts in New York County, New York shall be the exclusive forum within the United States.

In response to the Staff’s comment, the Company has revised the disclosure on page 94 of the Revised DRS/A.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of PSI International Group Ltd., page 197

8.	We reviewed your response to comment 26. The statement in your response that “credit losses are not directly tied to specific operating activities” is inconsistent with your footnote disclosure that accounts receivable written-off are recognized in the statement of operations within operating expenses. You recognized an allowance for expected credit loss of $288,110 in 2020 and $216,138 in 2021 in general and administrative expenses. However, you recognized the reversal of the allowance for expected credit loss of $561,869 in 2022 in Other income. You also recognized bad debt expense of $99,975 in 2020 and $47,088 in 2021 in general and administrative expenses. Yet, you recognized Bad debt recovered of $58,957 in 2021 within Other income. Please revise to reclassify the reversal of the allowance for expected credit losses and bad debt expense recovered within general and administrative expenses, or tell us why you believe your current presentation is appropriate.

In response to the Staff’s comment, the Company has revised the disclosure on pages 200, 204, 205, 207, 208 and 209 of the Revised DRS/A.

Management of Pubco Following the Business Combination, page 222

9.	Please file the consent of each director appointee as an exhibit to your proxy/registration statement. See Rule 438 of the Securities Act.

In response to the Staff’s comment, the Company has filed the consent of each director appointee as Exhibits 99.3 through 99.8.

Annex D, page D-1

10.	We note you have filed a draft Fairness Opinion in response to prior comment 33. Please file the complete final opinion delivered to the board.

In response to the Staff’s comment, the Company has filed the complete final opinion delivered to the AIB Board.

Cooley HK 35th Floor Two Exchange Square 8 Connaught Place Central Hong Kong

T: +852 3758 1200 F:+852 3014 7818 cooley.com

May 8, 2024

Financial Statements

Note 2 — Summary of Significant Accounting Policies

Related Party, page F-64

11.	We reviewed your response to comment 36. You state in your response that the related party amounts for the years ended December 31, 2021 and 2022 represented services fee income from provision of logistics and freight handling services based on a mutually agreed price for each transaction. The mutual agreement of a price for each transaction does not adequately address our original comment. Please disclose whether related party transactions were carried out on an arm’s length basis and were no less favorable or unfavorable to you than those to unaffiliated third parties. Refer to ASC 850-10-50-5.

In response to the Staff’s comment, the Company respectfully clarifies that the related party transactions were not conducted on an arm’s length basis, as the requisite conditions of competitive, free-market dealings do not exist. The Company has revised the related party transactions accounting policy on pages F-40 and F-41 of the Revised DRS/A.

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Cooley HK 35th Floor Two Exchange Square 8 Connaught Place Central Hong Kong

T: +852 3758 1200 F:+852 3014 7818 cooley.com

If you have any questions regarding the response letter, please contact the undersigned by phone at +852-3758-1210 or via e-mail at wcai@cooley.com.

Very truly yours,

/s/ Will H. Cai
Will H. Cai

cc:	Yee Kit Chan, Chairman of the Board and Director, PSI Group Holdings Ltd
Hok Wai Alex Ko, Chief Executive Officer and Director, PSI Group Holdings Ltd
Chun Kit Tsui, Chief Financial Officer, PSI Group Holdings Ltd
Eric Chen, Chief Executive Officer, AIB Acquisition Corporation
Barry I. Grossman, Esq., Partner, Ellenoff Grossman & Schole LLP
Jessica Yuan, Esq., Partner, Ellenoff Grossman & Schole LLP